

January 25, 2024

Roger Hamilton
Chief Executive Officer
Genius Group Limited
8 Amoy Street, #01-01
Singapore 049950

   Re: Genius Group Limited
    Post-Effective Amendment No. 1 to Registration Statement on Form F-1
    Filed January 16, 2024
    File No. 333-273841

Dear Roger Hamilton:

   We have reviewed your post-effective amendment and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1 filed January 16, 2024

General

1. Please tell us how the securities transaction you closed on or about January 17, 2024, complied with Section 5 of the Securities Act, as amended. In this regard, we note the registration statement for the transaction (Reg. No. 333-273841), which the staff declared effective on January 11, 2024, covered the sale up to 15,673,981 Series 1 units consisting of a like number of ordinary shares and warrants, as well as, in lieu of Series 1 units, up to 15,673,981 Series 2 units consisting of a like number of ordinary shares and warrants, but the press release you issued on January 17, 2024, disclosed that you sold 23,571,429 of your ordinary shares, Series 2024-A warrants to purchase up to 23,571,429 of your ordinary shares and Series 2024-C warrants to purchase up to 23,571,429 of your ordinary shares. As such, it appears you sold more securities than were covered by the registration statement. In your response, please identify the classes and amounts of all the securities you actually issued and sold in connection with the January 17, 2024 closing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services